April 27, 2022

Office of Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: OceanFirst Financial Corp. 10-K

Dear Sir or Madam,

We acknowledge receipt of your comment letter dated April 19, 2022. A copy of the comment and our response is included below.

Comment received:
Form 10-K for the Fiscal Year Ended December 31, 2021
Item 1. Business
Non-Performing Loans and OREO, page 10

1.We note your disclosure on page 10 that “non-accrual loans (“non-performing loans”)” totaled $18,948 thousand and $36,410 thousand at December 31, 2021 and 2020, respectively. However, your table at the bottom of page 89 indicates non-accrual loans totaled $25,494 thousand and $46,863 thousand for those same periods. Please explain why these amounts differ, and reconcile them for us. In addition, please clarify any such discrepancies in your future filings.

Management response:
The Company respectfully advises that it discloses in footnote 1 on page 10 that the non-performing loans within this disclosure do not include purchased credit-deteriorated (“PCD”) loans. Non-performing PCD loans totaled $6,546 thousand and $10,453 thousand at December 31, 2021 and 2020, respectively. PCD loans, by definition, are deemed to have experienced a more-than-insignificant amount of credit deterioration since origination, at the time of acquisition. PCD loans are initially accounted for at the purchase price or acquisition date fair value.

Given the Company’s acquisition activity, the Company has excluded these amounts from this disclosure to allow the users of the financial statements to understand trends excluding the impact of PCD loans. Management believes these trends are more meaningful for the users of the financial statements due to the initial adjustment to fair value for credit deterioration at acquisition and general classification as a PCD asset.

OceanFirst Financial Corp. • 110 West Front Street • Red Bank, NJ 07701 • 1.888.623.2633 • oceanfirst.com • NASDAQ: OCFC

However, considering the comment received, management will update future filings to align the amounts disclosed in the management discussion and analysis to the total amounts presented in the footnote disclosure. An illustration using the Company’s December 31, 2021 information is as follows:

At December 31, 2021
(dollars in thousands)
Non-performing loans (1)	$25,494
OREO	106
Non-performing assets (1)	$25,600
Allowance for credit losses on loans as a percent of total loans receivable (2)	0.57%
Allowance for credit losses on loans as a percent of total non-performing loans (1) (2)	191.61
Non-performing loans as a percent of total loans receivable (2)	0.30
Non-performing assets as a percent of total assets (2)	0.22

(1)Non-performing loans consist of all loans 90 days or more past due and other loans in the process of foreclosure. Non-performing assets consist of non-performing loans and OREO.
(2)The loans acquired from prior bank acquisitions were recorded at fair value. The net unamortized credit and PCD marks on these loans, not reflected in the allowance for loan credit losses, was $18.9 million at December 31, 2021.

Please let us know if you have any additional comments or require clarification after reviewing our response.

Very truly yours,

/s/ Michael J. Fitzpatrick
Michael J. Fitzpatrick
EVP & Chief Financial Officer

OceanFirst Financial Corp. • 110 West Front Street • Red Bank, NJ 07701 • 1.888.623.2633 • oceanfirst.com • NASDAQ: OCFC